TransAlta reports financial impact of extended derate at Sundance 4 thermal power plant

CALGARY, Alberta (Feb. 10 , 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) today reported the first quarter financial impact of an extended derate at its Sundance 4  thermal plant located in Wabamun, Alberta.

The 406 megawatt (MW) Sundance 4 facility experienced an outage mid-December 2008 related to the failure of an induced draft (ID) fan. Since this time, Sundance 4 has been derated to approximately 205 MW. TransAlta recently learned that the duration of the ongoing repairs of the ID fan components by the original equipment manufacturer will be longer than they planned. As a result, the Sundance 4 facility’s return to full service is now scheduled for the third week of February.

As a result, TransAlta’s first quarter production is expected to be reduced by approximately 280 GWh and net income is anticipated to decline by $17 - $19 million ($0.09 - $0.10 earnings per share). TransAlta will update investors if there is any material change to the current plan and estimates.

Under the Power Purchase Arrangement (PPA) TransAlta has given notice of an event of force majeure arising from a High Impact Low Probability (HILP) Event to the PPA Buyer and the Balancing Pool. If successful under force majeure, TransAlta would be protected from the financial loss of the availability penalties under the PPA. The availability penalties which TransAlta would expect to recover are anticipated to be approximately    $12 - $14 million in net income.

From an availability perspective, TransAlta still expects Alberta Thermal to average between 86 - 87 per cent for the full year while overall fleet availability is still expected to be 88 - 89 per cent for the same period.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com